FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Communication being sent to the Reserved Category of Shareholders

Item 1

OTHER NEWS

Subject: Proposed IPO of our Subsidiary, ICICI Prudential Life Insurance Company Limited (“ICICI Pru Life”)

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed the following information to the stock exchanges in India.

This is further to the communication dated September 9, 2016 vide which we had informed about the reservation for purchase by ICICI Bank Shareholders (the “Reserved Category”) who fall under the category of individuals and HUFs being public equity shareholders of the Bank (excluding such other persons not eligible under applicable laws, rules, regulations and guidelines and American depository receipt holders of the Bank) as on the date of the red herring prospectus (the “Red Herring Prospectus”) filed by ICICI Pru Life with the Registrar of Companies, Maharashtra, at Mumbai i.e. September 7, 2016.

In this connection, we enclose a copy of the communication being sent to the Reserved Category of shareholders informing them about the above.

This announcement or the enclosed communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to in this announcement or the enclosed communication have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. The securities referred to in this announcement or the enclosed communication have not been and will not be registered, listed or otherwise qualified in any other jurisdiction outside of India.

The information contained in any website mentioned in this announcement or the enclosed communication shall not be deemed “filed” or “furnished” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 2

ICICI BANK LIMITED

CIN: L65190GJ1994PLC021012

 Registered Office: Landmark, Race Course Circle, Vadodara 390 007, Ph: 0265-3263701

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051

Ph: 022-26538900, Fax: 022-26531230, Website: www.icicibank.com, Email: investor@icicibank.com

September 12, 2016

Dear ICICI Bank Shareholders,

Sub: Public offer of shares of ICICI Prudential Life Insurance Company Limited – Reservation for ICICI Bank Shareholders (as defined below)

ICICI Prudential Life Insurance Company Limited (“I-Pru”) is the largest private sector life insurer in India by total premium and assets under management at March 31, 2016. I-Pru is a joint venture between ICICI Bank Limited (the Bank) and Prudential Corporation Holdings Limited, a part of the Prudential Group, an international financial services group. The Bank is offering for sale upto 181,341,058 equity shares of ₹ 10 each (the “Equity Shares”) of I-Pru at a price to be determined through book building process (the “Offer”).

Please note that the Offer includes a reservation of upto 18,134,105 Equity Shares for purchase by ICICI Bank Shareholders (the “Reserved Category”) who fall under the category of individuals and HUFs being public equity shareholders of the Bank (excluding such other persons not eligible under applicable laws, rules, regulations and guidelines and American depository receipt holders of the Bank) as on the date of the red herring prospectus (the “Red Herring Prospectus”) filed with the Registrar of Companies, Maharashtra, at Mumbai i.e. September 7, 2016. The Offer less the Reserved Category would constitute the Net Offer. The Bid/Offer Opening Date is September 19, 2016 (Monday) and the Bid/Offer Closing Date is September 21, 2016 (Wednesday). The price band has been fixed between ₹ 300 to ₹ 334 per Equity Share.

The sole/First Bidder shall be an ICICI Bank Shareholder. Further, a bidder Bidding in the ICICI Bank Shareholders Reservation Portion (subject to the payment amount not exceeding ₹ 200,000) can also Bid under the Net Offer and such Bids will not be treated as multiple Bids. To clarify, an ICICI Bank Shareholder Bidding in the ICICI Bank Shareholders Reservation Portion above ₹ 200,000 cannot Bid in the Net Offer as such Bids will be treated as multiple Bids. Bids by ICICI Bank Shareholders not having a valid Client ID with an authorised depository participant (demat account), valid PAN and not having their PAN previously recorded with their Depository Participant/register of shareholders maintained with ICICI Bank are liable to be rejected. Further, multiple Bid cum Application Forms are liable to be rejected in the event (i) an ICICI Bank Shareholder holding multiple demat accounts makes such multiple applications and (ii) an ICICI Bank Shareholder, being first holder of a joint demat account makes such multiple applications individually and jointly. Pursuant to regulatory requirements, issuance of shares to successful bidders subject to other eligibility criteria being satisfied will be only in electronic form.

For further details in relation to the Reserved Category, you may please refer to “Offer Procedure - Bids by ICICI Bank Shareholders” on page 563 of the Red Herring Prospectus and for any details and assistance on the Reserved Category, please call ICICI Securities at 022-71840270 and 022-71840271.

Please note that this communication is neither a solicitation to participate in the Public Offer, nor does it assure any allocation of shares (either partial/complete) against applications in the Public Offer.

For ICICI Bank Limited

/s/ P. Sanker

P. Sanker

Senior General Manager (Legal)

& Company Secretary

ICICI Prudential Life Insurance Company Limited is proposing, subject to receipt of requisite approvals, market conditions and other considerations, to make an initial public offer of its equity shares and has filed the red herring prospectus (“RHP”) with the Registrar of Companies, Mumbai. The RHP is available on the website of SEBI as well as on websites of the GCBRLMs and the BRLMs at www.dspml.com, www.icicisecurities.com, www.india.clsa.com, www.db.com/India, www.edelweissfin.com, http://www.hsbc.co.in/1/2/corporate/equities-globalinvestment-banking, www.iiflcap.com, www.jmfl.com, www.sbicaps.com and www.ubs.com/indianoffers. Investors should note that investment in equity shares involves a high degree of risk and for details relating to such risk, see “Risk Factors” of the RHP. This announcement is only for distribution and circulation in India and may not be distributed in any other jurisdiction including in the United States.

The IRDAI does not undertake any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed in this connection. Any approval by the IRDAI under the Insurance Regulatory and Development Authority of India (Issuance of Capital by Indian Insurance Companies transacting Life Insurance business) Regulations, 2015 shall not in any manner be deemed to be or serve as a validation of the representations by the Company in the offer document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date: September 12, 2016	By:	/s/ Shanthi Venkatesan
Name : Ms. Shanthi Venkatesan
Title : Deputy General Manager